Filed by AmSouth Bancorporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: AmSouth Bancorporation
Commission File No.: 1-7476

The following is an email sent to all AmSouth Bancorporation associates on September 6, 2006.

Date: September 6th

From: Dave Edmonds

Subject: Important Message from Dave Edmonds about voting your AmSouth stock

About two weeks ago our associates who hold AmSouth common stock were sent proxy materials regarding our proposed merger with Regions Financial Corporation. If you are a shareholder and have already voted, thank you. If you are a shareholder and have not voted yet, I would like to encourage you to take a moment to review the materials you received and cast your vote soon. Your vote is important no matter how many or how few shares you own.

You can vote by telephone or the Internet by following the instructions on your proxy card. Alternatively, you can cast your vote by signing, dating and returning the proxy card that you were sent earlier. If you have questions about the process for voting or if you need a replacement proxy card, please contact our proxy solicitor, Innisfree M&A Incorporated, at 1-877-750-9498.

ADDITIONAL INFORMATION

The proposed Merger will be submitted to Regions Financial’s and AmSouth’s stockholders for their consideration. Regions Financial has filed a registration statement, which includes a joint proxy statement/prospectus which was sent to each company’s stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC’s Web site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing Regions Financial’s website (http://www.Regions.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing AmSouth’s Web site (http://www.amsouth.com) under the tab “About AmSouth,” then under the tab “Investor Relations” and then under the heading “SEC Filings.”

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial’s 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth’s 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger. You may obtain free copies of these documents as described above.